     A Shares Abbreviation: Share Code: 601333 Public Announcement Serial Number: Interim 2009-011
(H Shares Abbreviation: Share Code: 00525)
Exhibit 99.1
Guangshen Railway Company Limited

Public Announcement on the Results of the Issuance of

2009 Phase I Mid-term Notes

The Board of Directors and all the Directors of the Company warrant that there are no misrepresentations, misleading statements or material omissions contained in this public announcement and they severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this public announcement.
     Guangshen Railway Company Limited (the “Company”) issued its 2009 Phase I Mid-term Notes on December 16, 2009 (this “Issuance”) and hereby makes the following public announcement on the results of this Issuance:

Guangshen Railway
Designation of the	Company Limited 2009
Mid-term Notes	Phase I Mid-term Notes	Abbreviation	09 MTN1
Code of the Mid-term Notes	0982166	Term	5 years
Method of Interest Calculation	Interest bearing, fixed	Bid Invitation Date	December 16, 2009
Interest Commencement Date	December 17, 2009	Maturity Date	December 17, 2024
Total Amount Actually Issued	RMB3.5 billion	Total Amount Planned to be Issued	RMB3.5 billion
Issuance Price	RMB100	Interest Rate	4.79% per annum
Lead Underwriters	Agricultural Bank of China Limited		CITIC Securities Co, Ltd.
IN WITNESS WHEREOF, this public announcement is made.
Board of Directors of
Guangshen Railway Company Limited
December 18, 2009